Exhibit 99(c)


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE

Contacts:

         James E. Rottsolk
         Tera Computer Company
         (206) 325-0800
         jim@tera.com

         Deborah Stapleton
         Stapleton Communications Inc.
         (415) 988-9207
         deb@stapleton.com


                             TERA COMPUTER ANNOUNCES
                    WARRANT REDEMPTION AND NEW EXERCISE TERMS

     Seattle, Washington - May 23, 1997 - Tera Computer Company (Nasdaq: TERA; TERAW), a Seattle-headquartered supercomputer company, announced today that it is redeeming all of its outstanding Redeemable Common Stock Purchase Warrants and that it is offering new exercise terms for holders who elect to exercise their Warrants prior to redemption. Under new terms being offered by Tera in its Exercise Offer, each holder of Warrants will have the right to purchase 1.25 shares of Common Stock for $4.00 per share of Common Stock, or $5.00 per Warrant. Each Warrant, presently exercisable for $7.20, currently enables the holder to purchase approximately 1.25 shares of Common Stock, or the equivalent of $5.73 per share of Common Stock. The Exercise Offer will expire on June 24, 1997, at 5:00 p.m., Eastern Daylight Time, unless extended by the Company. Withdrawal rights for holders to exercise their Warrants will also expire at the same time.

     The Warrants are subject to redemption by Tera on at least 30 days notice if it receives the written consent of H.J. Meyers & Co., Inc., the Company's principal underwriter in its initial public offering. This consent has been received and the Company will redeem, on June 25, 1997, which is one business day following expiration of the Exercise Offer, any Warrants not exercised in the Exercise Offer for $.05 per Warrant.

     Tera Computer Company designs, builds and sells high performance general purpose parallel computer systems. Tera believes its Multithreaded Architecture system represents the next wave in supercomputer technology because of its unique ability to provide high performance, broad applicability and ease of programming in a single system. The MTA architecture is scalable, which means that it provides increases in application performance proportional to the number of processors with no change in the programming model. No other high-performance computer has been shown to be both scalable and general-purpose.

     For more information about Tera and its MTA systems, contact the Company at 2815 Eastlake Avenue East, Seattle, Washington 98102. Phone: (206) 325-0800.
Fax: (206) 323- 1318. E-mail: info@tera.com, or http://www.tera.com.

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